FIFTH & PACIFIC COMPANIES, INC.

1441 Broadway

New York, New York, 10018

February 11, 2013

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C.  20549

Fifth & Pacific Companies, Inc.

Juicy Couture, Inc.

Kate Spade LLC

L.C. Licensing, LLC

LCCI Holdings LLC

LCI Holdings, Inc.

LCI Investments, Inc.

Adelington Design Group, LLC

Fifth &Pacific Companies Cosmetics, Inc.

Fifth & Pacific Companies Foreign Holdings, Inc.

Fifth & Pacific Companies Puerto Rico, Inc.

Lucky Brand Dungarees, Inc.

Lucky Brand Dungarees Stores, Inc.

WCFL Holdings LLC

FNP Holdings, LLC

Registration Statement on Form S-4 (File Nos. 333-186094, 333-186094-01, 333-186094-02, 333-186094-03, 333-186094-04, 333-186094-05, 333-186094-06, 333-186094-07, 333-186094-08, 333-186094-09, 333-186094-10, 333-186094-11, 333-186094-12, 333-186094-13, 333-186094-14)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Fifth and Pacific Companies, Inc., a Delaware corporation (the “Company”) and certain of the subsidiaries of the Company (the “Guarantors” and together with the Company, the “Registrants”), hereby request that the effective date of the above-captioned Registration Statement on Form S-4 (the “Registration Statement”) be accelerated to February 12, 2013 at 3:00 p.m. Eastern time or as soon thereafter as may be practicable.

We understand that the staff of the Securities and Exchange Commission (the “Commission”) will consider this request as confirmation by each of the Registrants of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. In connection with the foregoing, each of the Registrants represents and acknowledges that:

•                  should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact Lawrence G. Wee (212-373-3052) or Akiko Okuma (212-373-3643) of Paul, Weiss, Rifkind, Wharton & Garrison LLP.

Sincerely,

FIFTH & PACIFIC COMPANIES, INC.
JUICY COUTURE, INC.
KATE SPADE LLC
L.C. LICENSING, LLC
LCCI HOLDINGS LLC
LCI HOLDINGS, INC.
LCI INVESTMENTS, INC.
ADELINGTON DESIGN GROUP, LLC
FIFTH &PACIFIC COMPANIES COSMETICS, INC.
FIFTH & PACIFIC COMPANIES FOREIGN HOLDINGS, INC.
FIFTH & PACIFIC COMPANIES PUERTO RICO, INC.
LUCKY BRAND DUNGAREES, INC.
LUCKY BRAND DUNGAREES STORES, INC.
WCFL HOLDINGS LLC
FNP HOLDINGS, LLC

By:	/s/ Nicholas Rubino
Name: Nicholas Rubino
Title:	Senior Vice President - Chief Legal Officer, General
Counsel & Secretary

cc:	Lawewnce G. Wee, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP